April 13, 2011

VIA TELEFAX (703) 813 6985

VIA EDGAR

AND U.S. MAIL

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zygo Corporation Form 10-K for the Fiscal Year Ended June 30, 2010 Filed September 13, 2010 File No. 0-12944

Dear Mr. Vaughn:

Zygo Corporation (“Zygo” or the “Company”), submits this letter in response to the Staff’s comments contained in the letter dated March 30, 2011 addressed to Mr. Chris L. Koliopoulos, Chief Executive Officer of Zygo (the “Letter”). The Staff’s comments are reprinted below followed by Zygo’s responses to these comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 9A. Controls and Procedures, page 33

1.)

We note your disclosure that management has concluded that your disclosure controls and procedures are not effective “in recording, processing, summarizing and reporting on a timely manner (sic).” The language that is currently included after the words “not effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings, so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response: Zygo acknowledges the Staff’s comments and advises the Staff that, in future filings, the language that is currently included after the words “not effective” will no longer be so included.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
April 13, 2011

Consolidated Financial Statements, page F-1

Note 16. Segment Reporting, page F-26

2.)

We note from here and page 11 that you generated approximately 18% of your total fiscal 2010 revenue from Japan. With a view towards disclosure, please explain to us the impact that the earthquake and tsunami that occurred in Japan during March 2011 has had or expect to have upon your consolidated financial statements and your continuing operations.

Response: Zygo acknowledges the Staff’s comments and advises the Staff that it has assessed the impact of the recent events in Japan on its business resulting from the recent earthquake, tsunami and nuclear disaster in Japan and does not anticipate that these events will have a material impact on the Company’s consolidated financial statements or continuing operations. Zygo’s activities in Japan resumed full operation shortly after the events. Indications at this time are that shipments both into Japan and from Zygo’s Japanese operation will not be seriously affected. In addition, Zygo’s supply chain has been unaffected by the events in Japan. Zygo intends to continue to monitor events and adjust its operations as necessary if conditions warrant. Zygo is mindful of its disclosure obligation if the events in Japan have, or if the Company expects them to have, a material impact on the Company’s consolidated financial statements or continuing operations.

Forms 10-Q as of September 30 and December 31, 2010

Item 4. Controls and Procedures, pages 25 and 27, respectively

3.)

Please amend your September 30 and December 31, 2010 Forms 10-Q to provide a conclusion regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulations S-K.

Response: Zygo acknowledges the helpful telephone discussion Zygo had with the Staff regarding this comment. Zygo respectfully advises the Staff that in the Company’s Form 10-K for the year ended June 30, 2010, Zygo disclosed that the Company’s principal executive and financial officers concluded that the Company’s disclosure controls and procedures were not effective for the period due to a material weakness identified during the period. Then in both of the Company’s filed Forms 10-Q for the respective quarterly periods of September 30, 2010 and December 31, 2010, the Company disclosed that remediation procedures had been put in place but that these procedures had not had a sufficient period of time to operate in order for management to conclude that the Company’s disclosure controls were operating effectively. Further, in both of these filings, Zygo stated that “there were no changes in our internal control

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
April 13, 2011

over financial reporting that occurred in our most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” In addition, Zygo believes that in light of the circumstances, the existing filings accurately disclose to the investing public the status of the Company’s disclosure controls, and respectfully submits that disclosure stating management’s conclusion that these controls were “not effective” at the time of the report could potentially be viewed as incomplete. As a result, the Company respectfully submits that an amended filing should not be required for either quarterly period, inasmuch as the Company addressed the Staff’s comment in the Company’s existing filings, and the conclusions provided in the September 30 and December 31, 2010 Forms 10-Q appropriately reflect management’s conclusion regarding the effectiveness of the Company’s disclosure controls and procedures. Furthermore, the Company supplementally advises the Staff that the Company has had additional time to operate under the implemented controls and procedures and believes that it has remediated the material weakness. Therefore, the Company anticipates that in the Company’s Form 10-Q to be filed for the quarter ended March 31, 2011, management will report that the disclosure controls and procedures are effective as of March 31, 2011.

4.)

We note that you conducted an evaluation of the effectiveness of your internal control over financial reporting as of September 30 and December 31, 2010. Item 308 of Regulation S-K indicates that management’s conclusion on the effectiveness of its internal controls over financial reporting is an annual assessment and disclosure rather than a quarterly assessment and disclosure. Please tell us if management performed an assessment on the effectiveness of its internal controls over financial reporting as of September 30 and December 31, 2010.

Response: Zygo respectfully advises the Staff that the evaluation of the effectiveness of internal control over financial reporting as of September 30 and December 31, 2010 noted by the Staff refers to the evaluation of Zygo’s remediation of the material weakness identified as of May 18, 2010. Zygo did not conduct an assessment on the effectiveness of its internal controls over financial reporting as of September 30 and December 31, 2010 as contemplated by the annual assessment in Item 308 of Regulation S-K, but intends to do so as part of its annual assessment and disclosure to be reported in its 10-K filing for the fiscal year ending June 30, 2011.

Forms 10-Q as of December 31, 2010

Notes to Condensed Consolidated Financial Statements

Notes 3 – Acquisitions, page 8

5.)	Please provide to us your analysis that allowed you to conclude the ASML asset acquisition was a business under paragraphs 805-10-55-4 through 55-9 of the FASB Accounting Standards Codification.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
April 13, 2011

Response: Zygo acknowledges the Staff’s comment and supplementally advises the Staff that evaluation of the acquisition of ASML’s Richmond, California optics facility assets (“Richmond Assets”) pursuant to paragraphs 805-10-55-4 through 55-9 of the FASB Accounting Standards Codification resulted in a determination that the acquisition should be accounted for as a business acquisition. Paragraph 805-10-55-4 defines the three elements of a business as Input, Process, and Output. As a result of the acquisition of the Richmond Assets, Zygo acquired the machinery and equipment utilized in the processes to manufacture product, the building that houses the entire operation and intellectual property needed in the process to manufacture the product. Zygo believes the Input element of a business, as set forth in paragraph 805-10-55-4, has been met.

The ASML employees hired by Zygo in connection with the acquisition brought with them the skills, experience and know-how necessary to provide the operational processes that, when applied to the Richmond Assets, including acquired technology, represent processes being applied to inputs to create outputs. Zygo believes this organized, skilled workforce has enabled Zygo to meet the Process element of paragraph 805-10-55-4.

ASML’s operation of the Richmond Assets produced outputs in the form of products that were utilized by other operations within the ASML organization. Zygo’s operation of the Richmond Assets will produce and, in fact, is producing, the same outputs which are now being sold to ASML, as well as to other customers. Zygo believes that this operation meets the definition of the Output elements of a business, as set forth in paragraph 805-10-55-4.

Having met all three elements of a business as defined in paragraph 805-10-55-4 through 55-9 of the FASB Accounting Standards Codification, the Richmond Assets acquisition by Zygo qualifies as a business under paragraphs 805-10-55-4 through 55-9 of the FASB Accounting Standards Codification.

6.)

We note that you recorded a gain on acquisition of $2,014 on the ASML asset acquisition. Please revise future filings and explain to us why the ASML asset acquisition resulted in a bargain purchase in accordance with paragraph 805-30-25-2 of the FASB Accounting Standards Codification.

Response: Zygo acknowledges that, according to ASC 805-30-25-2, a bargain purchase is the referenced term for a business combination in which the amount in paragraph 805-30-30-1(b) exceeds the aggregate of the amounts specified in paragraph 805-30-30-1(a). If that excess remains after applying the requirements in paragraph 805-30-25-4, the acquirer must recognize the resulting gain as part of the earnings of the period. Future filings also will be in accordance with 805-30-25-2 of the FASB Accounting Standards Codification.

In this business combination, fair value was ascribed to tangible assets including building and land, machinery and equipment, and inventory. Zygo also evaluated intangible assets acquired in the acquisition of the Richmond Assets. The fair value of the acquired Richmond Assets

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
April 13, 2011

exceeded the cost of the acquisition, thereby resulting in the classification of this transaction as a bargain purchase. The business purchase price aggregating $12.5 million consisted of $7.1 million in cash, together with future consideration having a net present value of approximately $5.4 million. Since the fair value of the acquired assets was determined to be approximately $14.5 million, a gain of $2.0 million resulted from the difference between the fair value of $14.5 million and aggregate consideration of $12.5 million.

Pursuant to ASC 805-30-25-4, prior to recognizing the gain on bargain purchase, Zygo reassessed whether it had correctly identified all of the assets acquired and liabilities assumed. The Company then reviewed the procedures used to measure the assets acquired and liabilities assumed and the aggregate estimated business purchase price. The objective of the review was to ensure that the measurements appropriately reflected consideration of all available information as of the acquisition date. That review confirmed that the fair value of the acquired assets was $14.5 million.

The Company believes that it was able to acquire the Richmond Assets for less than their fair value primarily as a result of (i) the unanticipated difference between the fair market value of the acquired real estate and its book value and (ii) ASML’s desire to sell its Richmond, California assets and exit this line of business. Richmond was an internal cost center for ASML, and ASML had approached the Company, along with several other potential buyers, in an effort to sell these assets.

7.)

We note you used a valuation specialist to determine fair value for the building and land in the ASML asset acquisition. While in future filings, management may elect to take responsibility for the fair value valuation, please note that if you continue to refer to the work of a third party in a Form 10-K that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party. Refer to Section 141 of the Securities Act Section 7 and Compliance and Disclosure Interpretation 141.02, available at our website at http://www.sec.gov/divsions/corpfin/guidance/sasinterp.htm.

Response: Zygo acknowledges the Staff’s comment and that Zygo is fully responsible for determining the fair value used to allocate the purchase price. Zygo supplementally advises the Staff that it utilized the services of an independent third-party valuation firm to assist the Company in determining the value assigned to the real estate in conjunction with the Richmond Asset acquisition. The information provided by the independent third-party valuation firm was considered in determining the valuation estimates provided in Zygo’s Form 10-Q filing, but was not the sole basis for its estimates. Accordingly, while Zygo considered the data and other information provided by the independent third-party valuation firm, it did not rely solely upon the information provided. Zygo also evaluated publicly available information regarding real estate values for the Richmond, California property as well as valuation information provided by ASML. As such, Zygo does not believe the independent third-party valuation firm acted as experts with respect to Zygo’s valuation of the real estate recorded in conjunction with the

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
April 13, 2011

Richmond Asset acquisition. Zygo intends to remove references to the independent third party valuation firm and its appraisal in future filings with the Commission. As the result of the foregoing, Zygo respectfully believes that it is not required to obtain a written consent from the independent third-party valuation firm to include as an exhibit to any such registration statement.

8.)

Please tell us how you determined that it was impractical to provide pro forma financial information for this acquisition, and what information was provided that allowed you to conclude the acquisition was not significant under Rule 3-05 of Regulations S-X.

Response: Zygo acknowledges the Staff’s comment and respectfully submits that the operation conducted by ASML utilizing the Richmond Assets was not a stand-alone business of ASML, but rather a cost center within ASML’s overall United States operations (“ASML US”). As such, the Richmond operation did not have a separate revenue stream, since a preponderance of the components manufactured in the ASML facility were incorporated into ASML subassemblies and final assemblies. Further, the expenses of the operations were not tracked separately under ASML’s ownership. Therefore, the primary components of the required pro forma information, consisting of revenues and expenditures, could not be derived for the Company’s respective reporting periods without undue effort, assumptions and a significant cost relative to the materiality of this business combination to the Company’s overall financial statements.

During Zygo’s initial negotiations and due diligence, ASML estimated revenue, expense and total asset information for the calendar year 2009 reporting period. This information was compared to Zygo’s June 30, 2010 financial statements to determine significance. The Company was advised that ASML had to make assumptions to prepare these data since there had been no direct revenues from the Richmond operations to third parties while the Richmond Assets were part of ASML US. ASML compiled a schedule of revenues and expenditures on an “as-if” basis for the Richmond operation by applying, to the products delivered by the Richmond operation, the internal transfer pricing standards it used between ASML US and its parent, ASML Netherlands and allocating other common expenses. Zygo determined this to be a reasonable method of developing financial statement estimates in order to perform the significance test. The Company determined that the Richmond acquisition was not significant under Regulation S-X Rule 3-05, as the acquired assets, the estimated net pretax income of the continuing operations and the total investment in those operations were all significantly less than 20% of the consolidated amounts in the relevant financial statement categories as of and for the period ended June 30, 2010.

Any compilation of information would be impractical to produce for the following reasons: i) only the calendar 2009 reporting period, and no periods subsequent to December 31, 2009, were compiled; therefore Zygo, with a June 30 fiscal year end, could not use the same period for its comparative period fiscal year; ii) no quarterly periods had been prepared; and iii) producing such information would require undue effort and cost relative to the materiality of the acquisition.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
April 13, 2011

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Zygo acknowledges that

•                    Zygo is responsible for the adequacy and accuracy of the disclosure in the filings;

•                    Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                    Zygo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ John P. Jordan

John P. Jordan

Vice President and Chief Financial Officer

cc:	Chris Koliopoulos Mike Vehlies John Tomich Sheldon Nussbaum, Fulbright & Jaworski LLP Ethan Brysgel, Deloitte & Touche